EXHIBIT 23E13

ADDENDUM No. 6 TO DISTRIBUTION AGREEMENT

OF THE SSgA FUNDS

This Addendum No. 6 to Distribution Agreement (the “Addendum”) is made this 13th day of July, 2009 between State Street Global Markets, LLC (the “Distributor”) and the SSgA Funds (the “Trust”).  Except as otherwise provided in this Addendum, all capitalized terms shall have the meaning ascribed thereto in the Distribution Agreement between the Distributor and the Trust dated March 1, 2002, as amended (the “Distribution Agreement”).

WHEREAS, pursuant to the Distribution Agreement, the Distributor serves as the principal underwriter and distributor for Shares of the Funds identified in Schedule A hereto, as amended from time to time; and

WHEREAS, the Trust and the Distributor desire to correct an error contained in Section 2(d)(iv) of the Distribution Agreement;

NOW THEREFORE, the Distributor and the Trust hereby agree that subsection (iv) of Section 2(d) of the Distribution Agreement is corrected to read as follows, effective March 1, 2002:

(iv) expenses incurred in connection with the promotion and sale of the Investment Company’s Shares, including, without limitation, Distributor’s expenses for rent, office supplies, equipment, travel, communication, compensation, and benefits for sales personnel;

IN WITNESS WHEREOF, the parties hereto have caused this Addendum No. 6 to be executed by their officers thereunto duly authorized as of the date written above.

THE SSgA FUNDS

By:	/s/ James E. Ross
James E. Ross, President and
Chief Executive Officer

STATE STREET GLOBAL MARKETS, LLC

By:	/s/ Anthony Rochte
Senior Managing Director